SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM FINANCIAL REVIEW 2005

•	Earnings per share for 2005 were € 0.50 (1.76 for 2004), and excluding non-recurring items € 0.54 (0.49).

•	Operating profit for the year was € 278 million (627 million in 2004), and excluding non-recurring items € 527 million (422 million).

•	Operating loss for October – December was € 71 million (profit 194 million); excluding non-recurring items there was an operating profit of € 186 million (99 million).

Key figures

	10-12/ 2005	10-12/ 2004 1)	1-12/ 2005	1-12/ 2004 1)	1-12/ 2003
Sales, €m	2,574	2,423	9,348	9,820	9,787
EBITDA, €m 2)	433	353	1,463	1,448	1,455
% of sales	16.8	14.6	15.7	14.7	14.9
Operating profit (loss), €m	–71	194	278	627	346
excluding non-recurring items, €m	186	99	527	422	407
Profit (loss) before tax, €m	–91	185	257	556	425
excluding non-recurring items, €m	160	80	399	341	350
Net profit (loss) for the period, €m	–77	415	261	920	312
Earnings per share, €	–0.15	0.80	0.50	1.76	0.60
excluding non-recurring items, €	0.22	0.10	0.54	0.49	0.49
Diluted earnings per share, €	–0.15	0.79	0.50	1.75	0.60
Return on equity, %	neg.	22.5	3.5	12.6	4.4
excluding non-recurring items, %	5.9	3.0	3.8	3.4	3.6
Return on capital employed, %	neg.	7.3	3.4	6.0	5.1
excluding non-recurring items, %	6.5	4.0	4.5	4.3	4.6
Equity to assets ratio at end of period, %	47.3	48.2	47.3	48.2	42.5
Gearing ratio at end of period, %	66	61	66	61	69
Shareholders’ equity per share at end of period, €	14.01	14.46	14.01	14.46	13.36
Net interest-bearing liabilities at end of period, €m	4,836	4,617	4,836	4,617	4,874
Capital employed at end of period, €m	12,650	12,953	12,650	12,953	12,811
Capital expenditure, €m	220	222	749	686	720
Personnel at end of period	31,522	33,433	31,522	33,433	34,482

1)	The figures for 2004 have been adjusted to correspond with the new and revised IFRS standards. The effect of share-based option expenses on operating profit for October–December 2004 was € –3 million and for January–December 2004 € –12 million. Profit before tax for October–December 2004 was reduced by € 26 million due to the valuation of Metso shares. See new IFRS standards and revised IAS standards, page 20.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

THE MARKET IN 2005

Demand for paper was good during 2005, although growth in demand slowed down. Overall demand for printing papers in Europe rose by 1% on the previous year, but in North America fell by 3% despite strong economic growth. Demand for paper in developing markets continued to rise strongly.

Global spending on advertising increased. Spending on printed advertising also increased, although its share of total advertising fell. Within printed advertising, direct mail advertising showed the strongest growth. Advertising volumes, however, were down in almost all European countries and in the United States.

Market prices for magazine papers were 1% up on the previous year in Europe and 14% higher in the United States. Market prices for newsprint in Europe rose by 4% but were still below the long-term average, whereas prices on export markets showed a clear rise. In European markets, prices for coated and uncoated fine paper were 2% lower than the year before. Market prices for fine papers also came under pressure in Asia and remained at 2004 levels.

The market for converted products was better than the previous year. The pressure-sensitive labelstock market continued to show good growth, with pressure-sensitive filmic labelstock showing particularly rapid growth. Growth took place especially in North America but also in Asia. Prices for pressure-sensitive labelstock were stable. Growth in European demand for industrial wrappings was sluggish, and intensified competition made it difficult to raise prices.

On wood products markets, plywood was in greater demand than the year before. There was an increase in demand for birch plywood, in particular, and prices rose. Spruce plywood also continued to be in good demand. The improved balance between supply and demand for sawn redwood timber allowed some prices to be raised. The market for sawn whitewood timber remains oversupplied. Business in wood-based building supplies in Finland continued to be brisk.

EARNINGS

•	FOURTH QUARTER OF 2005 COMPARED WITH FOURTH QUARTER OF 2004

Sales for the fourth quarter of 2005 were € 2,574 million, 6% up on the fourth quarter of 2004 (2,423 million). Paper deliveries were 2,907,000 tonnes, 3% more than for this period last year.

Operations showed a loss of € 71 million (profit of 194 million). The operating loss includes net non-recurring costs of € 257 million (net gains of 95 million). In the paper divisions, an impairment charge of € 151 million was booked in respect of the production facilities at Miramichi magazine paper mill in Canada. Also in the paper divisions, one-time depreciation totalling € 18 million was booked in respect of the Nordland and Augsburg paper mills. In the Wood Products Division, an impairment charge of € 25 million was booked relating to the fixed assets of the company’s Finnish sawmills, together with a provision of € 7 million relating mainly to restructuring of the sales network in the United States and Europe. A fine of € 57 million concerning antitrust activities by Rosenlew’s plastic industrial sacks business was booked as a non-recurring cost. From 2005, goodwill is no longer amortized. The fourth quarter of 2004 includes € 20 million in amortization of goodwill.

Higher average paper prices and better cost-effectiveness boosted profitability. The combined impact of these two factors outweighed the effect of the higher cost of raw materials and energy. The euro was 8.3% weaker against the US dollar than in this period last year, which made exports more profitable.

Under the new collective wage agreement negotiated in the Finnish forest industry, shut-downs at Christmas and Midsummer are no longer compulsory. In contrast to the previous year, all UPM’s pulp mills in Finland were in production during Christmas and no maintenance work was carried out. However, all except four paper machines were idle.

Operating profit, excluding non-recurring items, was € 186 million, 7.2% of sales (99 million and 4.1%).

Before tax there was a loss of € 91 million (profit of 185 million). UPM’s share of the results of associated companies and joint ventures, after tax, was € 14 million (6 million). Exchange rate and fair value gains and losses had no effect on the financial result (gain of € 25 million). Interest and other finance costs net were € 34 million (41 million).

Income taxes were € 14 million (230 million) positive. Income taxes contain non-recurring costs of € 16 million related to the tax status of an associated company (gains of 284 million related to the decrease in German deferred tax liability).

The fourth quarter produced a loss of € 77 million (profit of 415 million). Earnings per share were € –0.15 (0.80), and excluding non-recurring items € 0.22 (0.10). Return on equity was negative (22.5%) and return on capital employed negative (7.3%). Excluding non-recurring items, the corresponding figures were 5.9% (3.0) and 6.5% (4.0).

•	2005 COMPARED WITH 2004

Sales for 2005 were € 9,348 million, 5% down on the previous year’s figure of € 9,820 million. Paper deliveries were 10,172,000 tonnes, 6% less than in 2004. As a result of Finland’s industry-wide labour dispute, UPM’s pulp and paper mills, integrated power generation and converting units ceased production from 15 May to 30 June, a total of 47 days. During this period, roughly half of UPM’s 12.6 million t/a paper production capacity was idle. In the Wood Products business, some sawmilling capacity was closed down because of interruptions to energy and raw material supplies. The labour market dispute had a negative impact of around € 195 million on profit before tax. In Canada, Miramichi magazine paper mill was on strike throughout the first half of the year, and production did not resume until September.

Operating profit was € 278 million (627 million), which includes net non-recurring costs of € 249 million (gains of 205 million). In addition to the items booked for the fourth quarter, operating profit includes a non-recurring capital gain of € 26 million from the sale of Loparex Group and € 17 million in pension costs relating to the new labour agreement at Miramichi paper mill. Non-recurring income totalled € 26 million (379 million) and non-recurring charges € 275 million (174 million). The operating profit for 2004 includes € 100 million in amortization of goodwill.

Operating profit, excluding non-recurring items, was € 527 million, 5.6% of sales (422 million and 4.3%).

Operating profit for the Magazine Papers and Newsprint divisions improved thanks to higher average prices and greater cost-effectiveness. Recycled fibre prices were stable throughout the year.

The Fine and Speciality Papers Division produced a smaller operating profit than the previous year. Profitability was adversely affected by the lower average prices for fine papers and by higher raw material and energy costs. However, cost-effectiveness improved.

The Converting Division’s profitability decreased due to higher prices for oil-based raw materials and to sales lost during the Finnish labour market dispute.

The Wood Products Division was more profitable than in 2004. Profitability improved thanks to the plywood and Puukeskus building supplies businesses. Losses made by the sawmilling business increased.

Other Operations returned a better operating profit, largely due to the good result posted by the Energy Department.

Profit before tax was € 257 million (556 million) and excluding non-recurring items € 399 million (341 million). Non-recurring income totalling € 107 million (10 million) is reported after operating profit. The figure includes a gain of € 89 million from the sale of Metso Corporation shares, € 9 million, net, from valuation of the assets of the associated company Pohjolan Voima, and a gain of € 9 million from the sale of the associated company Transfennica.

UPM’s share of the results of associated companies and joint ventures, after tax, was € 41 million (58 million).

Exchange rate differences and changes in fair values resulted in losses of € 4 million (gains of 48 million). Interest and other finance costs net were € 148 million (178 million).

Income taxes were € 4 million positive (364 million). The figure includes non-recurring income, net, of € 42 million (519 million). In addition to the non-recurring costs booked for the fourth quarter, income taxes include a change of € 58 million (positive) in deferred tax assets arising from the losses made by Miramichi. The effective tax rate, excluding the effect of non-recurring items, was 29.0% (27.9).

Profit for the period was € 261 million (920 million).

Earnings per share were € 0.50 (1.76) and excluding non-recurring items € 0.54 (0.49). Operating cash flow per share was € 1.63 (1.90). Return on equity was 3.5% (12.6) and return on capital employed 3.4% (6.0). Excluding non-recurring items, the respective figures were 3.8% (3.4) and 4.5% (4.3).

DELIVERIES

UPM’s paper deliveries were down by 6% on the previous year at 10,172,000 tonnes (10,792,000).

Magazine paper deliveries were 4,486,000 tonnes, 9% less than the previous year’s figure of 4,940,000 tonnes. Newsprint deliveries were 2,592,000 tonnes (2,719,000), a decrease of 5%. Deliveries of fine and speciality papers were 3,060,000 tonnes, about the same as last year’s 3,074,000 tonnes.

Plywood production was 968,000 cubic metres (969,000) and sawn timber production 2,147,000 cubic metres (2,409,000).

FINANCING

The gearing ratio at 31 December was 66% (61% at 31 December 2004). Net interest-bearing liabilities at the end of the year were € 4,836 million (4,617 million). The average maturity of borrowings at the year-end was 7.5 years (7.6).

Cash provided by operating activities, before capital expenditure and financing, was € 853 million (997 million). Working capital increased by € 234 million (114 million).

In October, Moody’s lowered the company’s credit rating from Baa1 to Baa2. At the end of the year, the credit ratings for UPM’s bonds were BBB (S&P, stable) and Baa2 (Moody’s, stable).

PERSONNEL

During the year, UPM had an average of 32,949 employees (34,815). The number was 33,433 at the start of the year and 31,522 at the end. The decrease is 1,911 persons, of which about 650 were due to production curtailments in the Wood Products Division, about 340 to the closure of Miramichi pulp mill in Canada, and 1,360 to the sale of Loparex Group. Acquisitions and other changes increased the number of employees net by 439.

CAPITAL EXPENDITURE

Capital expenditure, excluding acquisitions, was € 705 million, 7.5% of sales (645 million and 6.6%). Including acquisitions, capital expenditure was € 749 million, 8.0% of sales (686 million, 7.0%).

In the first quarter it was decided to invest a total of € 14 million in modernizations at Korkeakoski and Kaukas sawmills and Jyväskylä plywood mill in Finland. The work was completed during the autumn. A decision was taken to invest around € 82 million in rebuilding paper machine 3 at the Nordland mill in Germany. The rebuild will raise the machine’s capacity to 340,000 t/a. It was also decided to invest around € 26 million in a rebuild of paper machine 1 at the Docelles mill in France. The machine’s capacity will increase to 155,000 t/a as a result. Both rebuilds are expected to be completed during the third quarter of 2006. It was decided to build a biofuel-fired power plant at the Chapelle Darblay paper mill in France at an estimated total cost of € 75 million. The power plant is scheduled to go into operation in the first quarter of 2007. UPM announced its decision to make a direct capital investment of USD 67 million (€ 51 million) in the Uruguay pulp mill project being implemented by its associated company Metsä-Botnia. The total cost of the project is about USD 1.1 billion. The pulp mill will have an annual production capacity of around one million tonnes of bleached eucalyptus pulp, of which UPM’s planned entitlement will be around half. The mill is expected to start up in the third quarter of 2007. By the year end 2005, UPM has invested USD 25 million (€ 21 million) in the project.

In the second quarter, it was decided to build a RFID tag production facility for UPM Rafsec in Fletcher, North Carolina, as part of a USD 24 million (€ 19 million) investment programme. The first phase started production in the third quarter of 2005. UPM acquired 40% of the shares of the plywood and veneer producer ZAO Chudovo-RWS in Russia, which it now owns 100%. Payment for the transaction, which cost around € 12 million, took the form of UPM shares. Construction of a 450,000 t/a paper machine at Changshu mill in China was completed and the machine was successfully started up at the end of May. Work to increase the capacity of the coating line on the mill’s paper machine 2 was completed at the same time.

It was decided in the third quarter to modernize Schongau paper mill at a cost of € 41 million. The work is expected to be completed during the second quarter of 2006. In August, UPM announced a plan to improve the competitiveness of its uncoated magazine papers business. The plan provides for the closure of older production lines and a new SC paper machine to be built in central Europe. Also in August, it was decided to modernize the machines at Kaipola paper mill in Finland and to step up the use of biofuels there at a total cost of € 40 million. The work is due for completion by the end of 2006. In September, it was decided to invest € 34 million in a new Raflatac production plant in China. The plant is planned to start production early in 2007.

In the fourth quarter, UPM acquired 99% of the shares of the Russian wood procurement company ZAO Tikhvinsky Komplexny Lespromkhoz.

RESTRUCTURING

The sale of Loparex Group, which was part of the Converting Division, was completed in August. The unit was sold for € 230 million, bringing a capital gain of € 26 million. In 2004, Loparex had sales of € 337 million and a workforce of 1,360. Two paper machines, combined capacity 20,000 t/a of bleached machine-glazed kraft paper, were closed down at Kymi paper mill in Kuusankoski at the end of the year. In December, it was announced that Jämsänkoski’s paper machine 4, which produces matt-finished coated magazine paper (MFC), will cease production in 2006. An alternative competitive line of production such as label paper will be sought for the machine in the important speciality papers segment. The other alternative is to close the machine down completely. A final decision will be made during the first quarter of 2006.

SHARES

UPM shares worth € 11,358 million were traded on the Helsinki Stock Exchange in 2005 (9,731 million in 2004). The highest quotation was € 18.15 in March and the lowest € 15.05 in April. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 338 million (311 million).

Between 9 February and 4 March 2005, UPM bought back 8,000,000 of its own shares under an authorization given by the Annual General Meeting of 24 March 2004. The total purchase price of the shares was € 136.6 million and the average purchase price per share € 17.07. The shares so acquired represented 1.52% of the company’s share capital and voting rights. The buy-back had no material impact on the breakdown of either shareholdings or voting rights within the company. The Annual General Meeting held on 31 March 2005 decided to lower the share capital by invalidating own shares bought back by the company.

The Annual General Meeting of 31 March 2005 approved a proposal by the Board of Directors to buy back a minimum of 100 and a maximum of 25,000,000 own shares. The meeting authorized the Board to decide on the disposal of shares so purchased. Under the authorization, UPM bought back 900,000 of its own shares on 28-29 April. The total purchase price was € 13.9 million and the average price per share was € 15.50. The shares so acquired represented 0.17% of the company’s share capital and voting rights. The buy-back had no impact on the breakdown of either shareholdings or voting rights within the company. UPM used 738,000 of its own shares in payment for 40% of the shares in ZAO Chudovo. At the end of the year the company held 162,000 of its own shares.

The same meeting authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, by issuing new shares and/or convertible bonds in one or more issues. The increase in the number of shares so issued may amount to an aggregate maximum of 104,715,000. The authorization has not been used.

The meeting also authorized the Board of Directors to issue share options to key personnel of UPM-Kymmene Group and to a UPM-Kymmene Corporation wholly-owned subsidiary. In total, the share options will entitle holders to subscribe a maximum of 9,000,000 shares. Of the options, 3,000,000 are designated 2005F, 3,000,000 are designated 2005G and 3,000,000 are designated 2005H. Holders of 2005F options may subscribe shares at the trade-weighted average price for UPM-Kymmene Corporation shares quoted on the Helsinki Stock Exchange between 1 January and 28 February 2005, plus 10%, i.e. for € 18.23 per share. Holders of 2005G options may subscribe shares at the trade-weighted average price for UPM-Kymmene Corporation shares quoted on the Helsinki Stock Exchange between 1 January and 28 February 2006, plus 10%, and holders of 2005H options at the trade-weighted average price for UPM-Kymmene Corporation shares quoted on the Helsinki Stock Exchange between 1 January and 28 February 2007, plus 10%. The respective subscription periods are 1 October 2006 – 31 October 2008 for 2005F options, 1 October 2007 – 31 October 2009 for 2005G options, and 1 October 2008 – 31 October 2010 for 2005H options. In 2005, a total of 6,804,858 shares were subscribed through the exercise of A, B and E options issued in previous years.

The number of shares registered in the Trade Register at 31 December 2005 was 523,255,130. Together with the authorization and share options, the number of shares may increase to a maximum of 652,166,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

COMPANY DIRECTORS

The Annual General Meeting elected a new member to the Board of Directors: Ms. Wendy E. Lane, Chairman of the investment firm Lane Holdings, Inc. The following members of the Board of Directors were re-elected: Martti Ahtisaari, former President of the Republic of Finland; Michael C. Bottenheim, former Managing Director of Lazard Brothers; Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Karl Grotenfelt, Chairman of the Board of Directors of Famigro Oy; Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co KG; Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Françoise Sampermans, Publishing Consultant, former Director of the French media distribution chain NMPP; Gustaf Serlachius and Vesa Vainio.

At its first meeting the Board of Directors re-elected Vesa Vainio to serve as its chairman. Jorma Ollila and Berndt Brunow were elected as vice chairmen.

The Board of Directors elected from its independent members an Audit Committee with Michael C. Bottenheim as chairman and Martti Ahtisaari and Wendy E. Lane as members. A Human Resources Committee was elected with Berndt Brunow as chairman and Georg Holzhey and Françoise Sampermans as members. A Nomination Committee was elected with Karl Grotenfelt as chairman and Jorma Ollila and Berndt Brunow as members.

Mr Gustaf Serlachius resigned as a member of UPM’s Board of Directors as of 17 June 2005 on reaching the mandatory retirement age of 70 years.

LITIGATION

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada, and subsequently in other countries. The competition authorities have started investigations into alleged antitrust activities with respect to various products of the company. Consequently, the EU authorities and the authorities in several of its member states, Canada and certain other countries have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has made no decisions concerning the applications for immunity, which decisions are pending and available.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

All of the above litigation matters may last several years. No provisions have been made in relation to these investigations.

In May 2004, UPM received a European Commission Statement of Objections concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000, when the business was sold. In November 2005, the European Commission imposed on UPM a fine of € 56.55 million concerning antitrust activities in the market for plastic industrial sacks. UPM has decided to appeal the decision. The fine has been booked to current liabilities.

OUTLOOK FOR 2006

Demand for printing papers is forecast to be better than last year. Growth in demand will be strongest within emerging markets. Average paper prices are forecast to be higher.

Demand for converted products is also expected to grow in all markets. Labelstock prices have been increased early this year in Europe and North America. In wood products, demand for plywood and sawn timber will remain good, but sawn timber markets will continue to be oversupplied.

Raw material and energy prices are forecast to rise faster than inflation. However, thanks to cost cuttings implemented and planned, the increase in the company’s overall costs is expected to be moderate.

Capital expenditure is not forecast to exceed that in 2005.

The Group’s profitability is expected to be better than last year but the business environment will remain challenging. UPM is continuing cost cuttings and studying a number of options to achieve a lasting improvement in profitability.

DIVIDEND FOR 2005

The Board of Directors will propose to the Annual General Meeting to be held on 22 March 2006 that a dividend of € 0.75 per share be paid in respect of the 2005 financial year (€ 0.75 for 2004). It is proposed that dividend be paid on 4 April 2006.

FINANCIAL INFORMATION IN 2006

The Annual Report for 2005 will be published on the company’s website, address www.upm-kymmene.com, on 13 March 2006. The printed Annual Report will be published during the week beginning 13 March 2006.

Publication of interim reports:

Interim Report January-March 2006 25 April 2006

Interim Report January-June 2006 27 July 2006

Interim Report January-September 2006 31 October 2006

DIVISIONAL REVIEWS

Magazine Papers

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales, €m	935	726	693	737	876	836	823	757	3,091	3,292	3,293
EBITDA, €m 1)	171	154	55	125	113	145	118	105	505	481	533
% of sales	18.3	21.2	7.9	17.0	12.9	17.3	14.3	13.9	16.3	14.6	16.2
Depreciation, amortization and impairment charges, €m	-262	-103	-102	-99	-192	-116	-116	-111	-566	-535	-458
Operating profit, €m	-91	34	-47	26	-108	29	2	-6	-78	-83	53
% of sales	-9.7	4.7	-6.8	3.5	-12.3	3.5	0.2	-0.8	-2.5	-2.5	1.6
Amortization of goodwill, €m	—	—	—	—	-14	-15	-15	-14	—	-58	-58
Non-recurring items, €m 2)	-156	-17	—	—	-104	—	—	—	-173	-104	-22
Operating profit excl. amortization of goodwill and non-recurring items, €m	65	51	-47	26	10	44	17	8	95	79	133
% of sales	7.0	7.0	-6.8	3.5	1.1	5.3	2.1	1.1	3.1	2.4	4.0
Deliveries, 1,000 t	1,308	1,048	1,020	1,110	1,324	1,217	1,244	1,155	4,486	4,940	4,822
Capital employed (average), €m									4,397	4,749	5,083
ROCE (excl. amortization of goodwill and non-recurring items), %									2.2	1.7	2.6

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005: impairment charge of € 151 million for Miramichi and € 5 million in non-recurring depreciation at Augsburg (4th quarter), and € 17 million provision for pension costs at Miramichi (3rd quarter). In 2004: charges of € 110 million on closure of Miramichi kraft pulp mill and income of € 6 million relating to changes in the Finnish pension system.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Magazine Papers booked an operating profit, excluding amortization of goodwill and non-recurring items, of € 65 million, € 55 million higher than a year ago. Sales increased by € 59 million (7%) to € 935 million. Deliveries were slightly down on last year.

Average prices for magazine papers translated into euros were about 9% higher. Operating profit also benefited from greater cost-effectiveness.

•	2005 compared with 2004

Excluding amortization of goodwill and non-recurring items, operating profit for magazine papers was higher than the previous year. Sales fell by 6% as paper deliveries were down by 9%.

Average prices for magazine papers translated into euros were around 6% higher than last year. In Europe, prices rose only marginally. Improved cost-effectiveness offset some of the higher cost of oil-based raw materials and energy. There was a 7-week industry-wide labour dispute in Finland during the second quarter of the year. In Canada, Miramichi magazine paper mill was on strike throughout the first half of the year, and production did not resume until September. These labour disputes are the main reason for the decrease in sales and paper deliveries.

•	Markets

In Europe, demand for coated magazine paper was unchanged on 2004, while that for uncoated magazine paper declined by 1%. In North America, demand for coated magazine paper was 3% weaker. Demand for uncoated magazine papers, on the other hand, improved by 3% as some customers switched from coated to uncoated grades. On other markets, notably Asia, demand for magazine papers remained strong.

Average market prices for magazine papers were 1% higher than the previous year in Europe and 14% higher in the United States.

Newsprint

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales, €m	381	297	318	312	342	316	320	317	1,308	1,295	1,273
EBITDA, €m 1)	77	76	58	64	53	62	49	56	275	220	222
% of sales	20.2	25.6	18.2	20.5	15.5	19.6	15.3	17.7	21.0	17.0	17.4
Depreciation, amortization and impairment charges, €m	-55	-48	-48	-47	-54	-55	-57	-58	-198	-224	-222
Operating profit, €m	22	28	10	17	1	7	-8	-2	77	-2	-9
% of sales	5.8	9.4	3.1	5.4	0.3	2.2	-2.5	-0.6	5.9	-0.2	-0.7
Amortization of goodwill, €m	—	—	—	—	-7	-7	-7	-7	—	-28	-29
Non-recurring items, €m 2)	-5	—	—	—	2	—	—	—	-5	2	-9
Operating profit excl. amortization of goodwill and non-recurring items, €m	27	28	10	17	6	14	-1	5	82	24	29
% of sales	7.1	9.4	3.1	5.4	1.8	4.4	-0.3	1.6	6.3	1.9	2.3
Deliveries, 1,000 t	736	593	631	632	736	645	667	671	2,592	2,719	2,587
Capital employed (average), €m									1,900	2,002	2,134
ROCE (excl. amortization of goodwill and non-recurring items), %									4.3	1.2	1.4

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	The non-recurring cost booked for 2005 is due to one-time depreciation at Augsburg. The non-recurring gain in 2004 is due to changes in the Finnish pension system.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, improved by € 21 million to € 27 million. Sales were € 381 million, € 39 million more than a year ago. Deliveries were the same as last year.

Higher paper prices and better cost-effectiveness boosted profitability. Average prices for newsprint and improved newsprint translated into euros were about 10% higher than a year ago.

•	2005 compared with 2004

Operating profit, excluding amortization of goodwill and non-recurring items, improved from € 24 million the previous year to € 82 million in 2005.

Profitability benefited from the 6% rise in average prices, translated into euros, for newsprint and improved newsprint. Prices for recycled fibre, the main raw material for UPM’s newsprint manufacture, remained steady. Improved cost-effectiveness and greater use of biofuels helped to offset higher energy costs.

The main reason for the smaller volume of deliveries compared with last year was Finland’s labour dispute, which took place during the second quarter.

•	Markets

Demand in Europe for newsprint and improved newsprint was 1% higher than in 2004. The growth in newspaper advertising also continued: growth was strong in Germany, but in France and the UK advertising volumes and spending on advertising were below last year’s levels. With the exception of North America, demand for newsprint in other markets remained good. There was a clear rise in prices on export markets.

In Europe, market prices for newsprint increased by 4%.

Fine and Speciality Papers

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales, €m	629	576	495	537	545	581	561	588	2,237	2,275	2,245
EBITDA, €m 1)	91	93	34	94	84	95	82	95	312	356	406
% of sales	14.5	16.1	6.9	17.5	15.4	16.4	14.6	16.2	13.9	15.6	18.1
Depreciation, amortization and impairment charges, €m	-68	-56	-51	-49	-53	-48	-49	-49	-224	-199	-200
Operating profit, €m	23	37	-17	45	34	47	33	46	88	160	206
% of sales	3.7	6.4	-3.4	8.4	6.2	8.1	5.9	7.8	3.9	7.0	9.2
Amortization of goodwill, €m	—	—	—	—	-1	-1	-2	-1	—	-5	-5
Non-recurring items, €m 2)	-8	—	—	—	3	—	—	—	-8	3	—
Operating profit excl. amortization of goodwill and non-recurring items, €m	31	37	-17	45	32	48	35	47	96	162	211
% of sales	4.9	6.4	-3.4	8.4	5.9	8.3	6.2	8.0	4.3	7.1	9.4
Deliveries, 1,000 t	863	793	684	720	739	787	756	792	3,060	3,074	2,879
Capital employed (average), €m									2,843	2,640	2,621
ROCE (excl. amortization of goodwill and non-recurring items), %									3.4	6.1	8.1

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	In 2005, one-time depreciation was booked for the rebuild of Nordland’s paper machine. Non-recurring items in 2004 relate to changes in the Finnish pension system.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was € 31 million (32 million). Sales were € 629 million, € 84 million higher than a year ago. Delivery volumes were up, largely due to the start-up of Changshu’s new paper machine.

The fine papers business was less profitable, mainly because of the fall in prices. In speciality papers, the profitability of the label papers business improved while that of the packaging papers business declined. Average prices for fine and speciality papers translated into euros were slightly lower.

•	2005 compared with 2004

Operating profit, excluding amortization of goodwill and non-recurring items, declined to € 96 million from last year’s figure of € 162 million. Sales were 2% lower. The volume of paper deliveries was unchanged.

Profitability suffered from the fall in fine paper prices and the higher cost of raw materials and energy. Average prices for fine and speciality papers translated into euros were about 1% lower. On the other hand, cost-effectiveness improved. Paper deliveries fell because of the labour dispute in Finland, despite the fact that Changshu’s new fine paper machine raised the division’s production capacity during the second half of the year. The label papers business retained its good profitability, but packaging papers were less profitable than the year before.

•	Markets

Demand for coated fine paper in Europe was 3% stronger than last year, and that for uncoated paper 1% stronger. In Asia, demand for both coated and uncoated fine papers remained good. Label and packaging papers also continued to be in good demand.

Market prices for coated and uncoated fine papers in Europe were 2% lower than in 2004. Fine paper prices also came under pressure in Asia, but remained unchanged on 2004.

Converting

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales, €m	296	345	345	361	355	351	354	354	1,347	1,414	1,372
EBITDA, €m 1)	18	22	17	32	26	30	32	34	89	122	87
% of sales	6.1	6.4	4.9	8.9	7.3	8.6	9.0	9.6	6.6	8.6	6.3
Depreciation, amortization and impairment charges, €m	-11	-11	-11	-12	-13	-14	-13	-13	-45	-53	-55
Operating profit, €m	8	36	6	20	15	16	19	21	70	71	32
% of sales	2.7	10.4	1.7	5.5	4.2	4.6	5.4	5.9	5.2	5.0	2.3
Amortization of goodwill, €m	—	—	—	—	-1	-2	-1	-1	—	-5	-5
Non-recurring items, €m 2)	1	25	—	—	2	—	—	—	26	2	—
Operating profit excl. amortization of goodwill and non-recurring items, €m	7	11	6	20	14	18	20	22	44	74	37
% of sales	2.4	3.2	1.7	5.5	3.9	5.1	5.6	6.2	3.3	5.2	2.7
Capital employed (average), €m									603	654	702
ROCE (excl. amortization of goodwill and non-recurring items), %									7.3	11.3	5.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include a gain of € 26 million from the sale of Loparex, and in 2004 a gain of 2 million arising from changes in the Finnish pension system.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Operating profit for the Converting Division, excluding amortization of goodwill and non-recurring items, was € 7 million, € 7 million down on this period last year. Operating profit for Raflatac’s pressure-sensitive labelstock business was about the same as last year. Walki Wisa’s operating profit was unsatisfactory.

Fourth-quarter sales were € 296 million, a decrease of € 59 million on this period last year, due mainly to the sale of Loparex. Raflatac’s sales were up on last year, most notably in filmic products, and in the United States, where a new production line started up. Walki Wisa’s sales volumes and prices were below those last year.

•	2005 compared with 2004

Operating profit for the Converting Division, excluding amortization of goodwill and non-recurring items, fell to € 44 million from the previous year’s € 74 million. Profitability was adversely affected by the rise in prices for several oil-based raw materials and by the sales lost due to Finland’s labour dispute. Sales were € 1,347 million, down 5%. Sales were reduced by the disposal of the Loparex business in August 2005.

Raflatac’s sales were up 10%. Growth took place especially in North America but also in Asia. Profitability remained good. Growth in delivery volumes, combined with greater efficiency, compensated for the rise in raw material prices. In commercial terms, Rafsec’s business is only just beginning, and operations made a loss.

Walki Wisa’s sales were 10% down on 2004 and both sales volumes and product prices were lower. The smaller volume of sales is due to the Finnish labour dispute. Profitability was weak.

•	Markets

The market for converted products was better than last year. The market for pressure-sensitive labelstock continued strong world-wide and there was a balance between supply and demand. Prices for pressure-sensitive labelstock were stable. In Europe, growth in demand for industrial wrappings was sluggish, and intensified competition made it difficult to raise prices.

Wood Products

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales, €m	332	301	341	312	326	354	418	388	1,286	1,486	1,549
EBITDA, €m 1)	22	8	25	26	14	12	27	22	81	75	71
% of sales	6.6	2.7	7.3	8.3	4.3	3.4	6.5	5.7	6.3	5.0	4.6
Depreciation, amortization and impairment charges, €m	-40	-11	-12	-12	-34	-13	-13	-13	-75	-73	-51
Operating profit, €m	-23	-3	13	14	-26	109	14	9	1	106	20
% of sales	-6.9	-1.0	3.8	4.5	-8.0	30.8	3.3	2.3	0.1	7.1	1.3
Amortization of goodwill, €m	—	—	—	—	—	—	—	—	—	—	—
Non-recurring items, €m 2)	-32	—	—	—	-27	110	—	—	-32	83	—
Operating profit excl. amortization of goodwill and non-recurring items, €m	9	-3	13	14	1	-1	14	9	33	23	20
% of sales	2.7	-1.0	3.8	4.5	0.3	-0.3	3.3	2.3	2.6	1.5	1.3
Production, plywood 1,000 m3	263	199	259	247	249	212	257	251	968	969	936
Production, sawn timber 1,000 m3	592	475	455	495	581	482	631	582	2,017	2,276	2,274
Capital employed (average), €m									660	748	781
ROCE (excl. amortization of goodwill and non-recurring items), %									5.0	3.1	2.6

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include impairment charges of € 25 million relating to the Group’s Finnish sawmills and a provision of € 7 million relating mainly to restructuring of the sales network. Third-quarter 2004 operating profit includes a € 110 million gain on the sale of Brooks Group. Fourth-quarter 2004 non-recurring items include charges of € 34 million relating to restructuring at the Finnish sawmills and plywood mills and income of € 7 million relating to changes in the Finnish employees’ pension system (TEL).

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Excluding amortization of goodwill and non-recurring items, the Wood Products Division made an operating profit of € 9 million, compared with a profit of € 1 million for this period last year. Sawmilling continued to make a loss. The plywood and Puukeskus building supplies businesses, however, continued to enjoy good profitability. The division booked sales of € 332 million (326 million).

•	2005 compared with 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was better than the year before. Sales were 13% lower. Plywood production was unchanged while production of sawn timber fell by 11%.

The plywood business was more profitable than last year, but sawmilling made a loss. The Puukeskus building supplies business was more profitable.

The Finnish labour dispute reduced sales volumes. The fall in sales is also partly due to the disposal of the Anco Træ and Brooks Group building supplies chains in 2004.

•	Markets

Plywood was in greater demand than the year before. Demand for birch plywood, in particular, was stronger and prices rose. Spruce plywood also continued to be in good demand. The better balance between supply and demand for sawn redwood allowed some price rises to be introduced. The market for sawn whitewood continued to be oversupplied. Trading in wood-based building supplies in Finland continued to be brisk.

Other Operations

€m	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales 1)	133	111	136	137	101	128	145	164	517	538	495
EBITDA 2)	51	37	53	57	63	53	37	41	198	194	135
Depreciation, amortization and impairment charges	-5	-4	-7	-6	-4	-14	-10	-10	-22	-38	-62
Operating profit 3) of which	-10	33	46	51	278	39	27	31	120	375	44
Forestry	20	17	5	22	14	16	14	22	64	66	49
Energy Department, Finland	42	23	41	29	42	27	23	26	135	118	95
Other and eliminations	-72	-7	—	—	222	-4	-10	-17	-79	191	-100
Operating profit, excluding non-recurring items	47	33	46	51	59	39	27	31	177	156	74
Capital employed at end of period									3,501	3,355	3,184

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
3)	Non-recurring items in 2005 include a fine of € 57 million imposed by the European Commission. Non-recurring items in 2004 consist of income of € 249 million attributable to changes in the Finnish employees’ pension system (TEL) and provisions totalling € 30 million for Group restructurings and wood procurement agreements.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

Operating profit, excluding non-recurring items, was € 47 million, a decrease of € 12 million on last year’s figure. The Forestry Department produced a better operating profit, while the Energy Department’s operating profit was unchanged.

Losses of € 13 million on foreign currency hedges are included in “Other and eliminations” (gains of 12 million).

•	2005 compared with 2004

Operating profit, excluding amortization of goodwill and non-recurring items, was € 177 million, an improvement of € 21 million on the year before.

Gains of € 2 million on foreign currency hedges are included in “Other and eliminations” (gains of 26 million).

The value of wood harvested from UPM’s own forests was € 34 million (42 million). The change in the fair value of biological assets (living trees) was € 68 million (57 million).

The Energy Department returned a larger operating profit. The company utilized both its own energy resources and the plentiful supply of hydropower. The effect on the result of emission allowances was € 11 million (-), and this is included in the Energy Department’s operating profit.

Deliveries and production

	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Deliveries
Magazine papers, 1,000 t	1,308	1,048	1,020	1,110	1,324	1,217	1,244	1,155	4,486	4,940	4,822
Newsprint, 1,000 t	736	593	631	632	736	645	667	671	2,592	2,719	2,587
Fine and speciality papers, 1,000 t	863	793	684	720	739	787	756	792	3,060	3,074	2,879
Converting papers, 1,000 t	—	10	8	16	15	14	14	16	34	59	54
Deliveries total	2,907	2,444	2,343	2,478	2,814	2,663	2,681	2,634	10,172	10,792	10,342
Production
Paper, 1,000 t	2,801	2,840	1,929	2,653	2,689	2,826	2,639	2,732	10,223	10,886	10,232
Plywood, 1,000 m3	263	199	259	247	249	212	257	251	968	969	936
Sawn timber, 1,000 m3	618	508	493	528	617	517	662	613	2,147	2,409	2,408
Chemical pulp, 1,000 t	539	516	237	548	547	585	550	561	1,840	2,243	2,027

Associated companies and joint ventures

€m	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Share of result after tax
Oy Metsä-Botnia Ab	19	13	-10	14	9	17	23	7	36	56	26
Pohjolan Voima Oy	—	-1	-11	12	-3	-5	-1	4	—	-5	-17
Other	-5	3	2	5	—	—	6	1	5	7	13
Total	14	15	-19	31	6	12	28	12	41	58	22

The first quarter of 2005 includes non-recurring income of € 12 million, and the fourth quarter charges of € 3 million, both relating to valuation of the assets of Pohjolan Voima Oy. The final quarter of 2004 includes non-recurring income of € 10 million relating to changes in the Finnish pension system, € 6 million of which is attributable to Metsä-Botnia, € 3 million to Pohjolan Voima and € 1 million to other companies.

•	Fourth quarter of 2005 compared with fourth quarter of 2004

UPM’s share of the results of associated companies and joint ventures was € 14 million, € 8 million more than last year’s figure.

•	2005 compared with 2004

UPM’s share of the results of associated companies and joint ventures was € 41 million, € 17 million less than last year. The decrease is partly due to the shut-down of Metsä-Botnia’s pulp mills during the labour dispute.

The average price of long-fibre (NBSK) pulp was USD 610/tonne, 1% down on last year’s figure. The average price of short-fibre (BHKP) pulp was USD 585/tonne, 13% up on last year’s price. In euros, the corresponding prices were NBSK € 490/tonne (down 1%) and BHKP € 470/tonne (up 12%).

Helsinki, 31 January 2006

UPM-Kymmene Corporation

Board of Directors

Financial information

Consolidated income statement

No auditors’ report has been issued in respect of the financial statements.

€m	10-12/ 2005	10-12/ 2004	1-12/ 2005	1-12/ 2004	1-12/ 2003
Sales	2,574	2,423	9,348	9,820	9,787
Other operating income	27	15	117	168	58
Costs and expenses	-2,231	-1,894	-8,057	-8,239	-8,451
Depreciation, amortization and impairment charges	-441	-350	-1,130	-1,122	-1,048
Operating profit (Loss)	-71	194	278	627	346
Share of results of associated companies and joint ventures	14	6	41	58	22
Gains on available-for-sale investments, net	—	1	90	1	127
Exchange rate and fair value gains and losses	—	25	-4	48	107
Interest and other finance costs, net	-34	-41	-148	-178	-177
Profit (loss) before tax	-91	185	257	556	425
Income taxes	14	230	4	364	-113
Profit (loss) for the period	-77	415	261	920	312
Attributable to:
Equity holders of parent company	-76	414	263	919	314
Minority interest	-1	1	-2	1	-2
	-77	415	261	920	312

Basic earnings per share, €	-0.15	0.80	0.50	1.76	0.60
Diluted earnings per share, €	-0.15	0.79	0.50	1.75	0.60

Consolidated balance sheet

Em	31.12.2005	31.12.2004
ASSETS
Non-current assets
Goodwill	1,514	1,560
Other intangible assets	535	519
Property, plant and equipment	7,316	7,621
Investment properties	35	38
Biological assets	1,174	1,143
Investments in associated companies and joint ventures	1,034	1,047
Available-for-sale investments	153	366
Non-current receivables	170	240
Deferred tax assets	352	246
Other non-current assets	38	22
	12,321	12,802

Current assets
Inventories	1,256	1,138
Trade and other receivables	1,653	1,587
Income tax receivables	28	60
Available-for-sale investments	—	98
Cash and cash equivalents	251	142
	3,188	3,025
Assets held for sale	32	—

Total assets	15,541	15,827

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent Capital and reserves
Share capital	890	891
Share issue	—	1
Share premium reserve	826	745
Treasury shares	-3	—
Translation differences	-34	-55
Fair value and other reserves	233	328

Retained earnings	5,415	5,676
	7,327	7,586
Minority interest	21	26

Total equity	7,348	7,612
Non-current liabilities
Deferred tax liabilities	887	932
Pension obligations	429	407
Provisions	190	177
Interest-bearing liabilities	4,326	4,424
Other non-current liabilities	13	26
	5,845	5,966

Current liabilities
Current interest-bearing liabilities	976	917
Trade and other payables	1,364	1,256
Income tax payables	8	76
	2,348	2,249
Total liabilities	8,193	8,215

Total equity and liabilities	15,541	15,827

Consolidated statement of changes in shareholders’ equity

	Attributable to equity holders of the parent
mm	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Shareholders’ equity at 1 January 2004	890	—	737	—	-42	263	5,149	6,997	32	7,029
Share options exercised	1	1	8					10		10
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Translation differences	—	—	—	—	-13	—	—	-13	—	-13
Other items	—	—	—	—	—	1	1	2	—	2
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	—	31	—	31	—	31
transferred to income statement, net of tax	—	—	—	—	—	-19	—	-19	—	-19
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	13	—	13	—	13
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Restatement of profit on valuation of available-for-sale investments	—	—	—	—	—	27	—	27	—	27
Dividend paid	—	—	—	—	—	—	-393	-393	—	-393
Business combinations	—	—	—	—	—	—	—	—	-7	-7
Profit for the period	—	—	—	—	—	—	919	919	1	920
Balance at 31 December 2004	891	1	745	—	-55	328	5,676	7,586	26	7,612
Shareholders’ equity at 1 January 2005	891	1	745	—	-55	328	5,676	7,586	26	7,612
Share options exercised	12	-1	68	—	—	—	—	79	—	79
Acquisition of treasury shares	—	—	—	-151	—	—	—	-151	—	-151
Relinquishment of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	-13	—	13	137	—	—	-137	—	—	—
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Translation differences	—	—	—	—	25	—	—	25	—	25
Net investment hedge, net of tax	—	—	—	—	-4	—	—	-4	—	-4
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	—	-63	—	-63	—	-63
transferred to income statement, net of tax	—	—	—	—	—	-2	—	-2	—	-2
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	-89	—	-89	—	-89
Dividend for 2004	—	—	—	—	—	—	-387	-387	—	-387
Business combinations	—	—	—	—	—	—	—	—	-3	-3
Profit for the period	—	—	—	—	—	—	263	263	-2	261
Balance at 31 December 2005	890	—	826	-3	-34	233	5,415	7,327	21	7,348

Consolidated cash flow statement

	Year ended 31 December
Em	2005	2004	2003
Cash flow from operating activities
Net profit for the period	261	920	312
Adjustments to net profit 1)	1,125	419	1,088
Interest received	15	39	16
Interest paid	-156	-189	-239
Dividends received	21	39	70
Other financial items, net	-86	-45	54
Income taxes paid	-93	-72	-160
Change in working capital, net of business acquired or sold 2)	-234	-114	117
Net cash provided by operating activities	853	997	1,258

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash	-6	-1	-14
Acquisition of shares in associated companies	-5	-40	-2
Acquisition of available-for-sale investments	-22	-1	—
Capital expenditure	-690	-630	-599
Proceeds from disposal of subsidiary shares, net of cash	200	185	-5
Proceeds from disposal of shares in associated companies	16	25	14
Proceeds from disposal of available-for-sale investments	284	-41	174
Proceeds from sale of fixed assets	47	29	18
Proceeds from long-term receivables	25	20	54
Increase in long-term receivables	-7	-12	-6
Other investing cash flow	—	—	-7
Net cash used in investing activities	-158	-466	-373

Cash flow from financing activities
Proceeds from long-term liabilities	178	—	579
Payments of long-term liabilities	-641	-224	-1,015
Proceeds from (payment of) short-term borrowings, net	262	-102	-111
Share options exercised	78	10	—
Dividends paid	-388	-393	-390
Purchase of own shares	-151	—	—
Other financing cash flow	74	-1	-27
Net cash used in financing activities	-588	-710	-964

Change in cash and cash equivalents	107	-179	-79

Cash and cash equivalents at the beginning of year	142	338	449
Foreign exchange effect on cash	2	-17	-32
Change in cash and cash equivalents	107	-179	-79
Cash and cash equivalents at year-end	251	142	338

Notes to the consolidated cash flow statement

1) Adjustments to net profit

Taxes	-4	-364	113
Depreciation, amortization and impairment charges	1,130	1,122	1,048
Share of results in associated companies and joint ventures	-41	-58	-22
Profits and losses on sale of fixed assets and investments	-48	-138	-19
Gains on available-for-sale investments, net	-90	-1	-127
Finance costs, net	152	130	70
Change in the Finnish pension system	—	-269	—
Other adjustments	26	-3	25
	1,125	419	1,088

2) Change in working capital, net of businesses acquired or sold

Inventories	-124	-26	34
Current receivables 3)	-130	-203	66
Current non-interest bearing liabilities	20	115	17
	-234	-114	117

3) 2004 includes € 179 million arising on termination of the securitization programme for trade receivables.

Quarterly information

€m	10-12/ 05	7-9/ 05	4-6/ 05	1-3/ 05	10-12/ 04	7-9/ 04	4-6/ 04	1-3/ 04	1-12/ 05	1-12/ 04	1-12/ 03
Sales by segment
Magazine Papers	935	726	693	737	876	836	823	757	3,091	3,292	3,293
Newsprint	381	297	318	312	342	316	320	317	1,308	1,295	1,273
Fine and Speciality Papers	629	576	495	537	545	581	561	588	2,237	2,275	2,245
Converting	296	345	345	361	355	351	354	354	1,347	1,414	1,372
Wood Products	332	301	341	312	326	354	418	388	1,286	1,486	1,549
Other Operations	133	111	136	137	101	128	145	164	517	538	495
Internal sales	-132	-113	-75	-118	-122	-117	-124	-117	-438	-480	-440
Sales, total	2,574	2,243	2,253	2,278	2,423	2,449	2,497	2,451	9,348	9,820	9,787

Operating profit by segment
Magazine Papers	-91	34	-47	26	-108	29	2	-6	-78	-83	53
Newsprint	22	28	10	17	1	7	-8	-2	77	-2	-9
Fine and Speciality Papers	23	37	-17	45	34	47	33	46	88	160	206
Converting	8	36	6	20	15	16	19	21	70	71	32
Wood Products	-23	-3	13	14	-26	109	14	9	1	106	20
Other Operations	-10	33	46	51	278	39	27	31	120	375	44
Operating profit (loss), total	-71	165	11	173	194	247	87	99	278	627	346
% of sales	-2,8	7,4	0,5	7,6	8,0	10,1	3,5	4,0	3,0	6,4	3,5
Share of results of associated companies and joint ventures	14	15	-19	31	6	12	28	12	41	58	22
Gains on available-for-sale investments, net	—	—	1	89	1	—	—	—	90	1	127
Exchange rate and fair value gains and losses	—	14	-15	-3	25	19	10	-6	-4	48	107
Interest and other finance costs, net	-34	-45	-28	-41	-41	-47	-46	-44	-148	-178	-177
Profit (loss) before tax	-91	149	-50	249	185	231	79	61	257	556	425
Income taxes	14	-38	72	-44	230	-66	214	-14	4	364	-113
Profit (loss) for the period	-77	111	22	205	415	165	293	47	261	920	312

Basic earnings per share, €	-0.15	0.21	0.05	0.39	0.80	0.31	0.56	0.09	0.50	1.76	0.60
Diluted earnings per share, €	-0.15	0.21	0.05	0.39	0.79	0.31	0.56	0.09	0.50	1.75	0.60
Average number of shares (1,000)
basic	523,105	523,115	521,617	520,281	523,827	523,579	523,579	523,579	522,029	523,641	523,130
diluted	524,703	524,710	522,131	523,065	526,772	526,167	526,101	525,949	523,652	526,247	524,254

Non-recurring items in operating profit

Non-recurring items in operating profit are specified in the divisional reviews on pages 6-10
Magazine Papers	-156	-17	—	—	-104	—	—	—	-173	-104	-22
Newsprint	-5	—	—	—	2	—	—	—	-5	2	-9
Fine and Speciality papers	-8	—	—	—	3	—	—	—	-8	3	—
Converting	1	25	—	—	2	—	—	—	26	2	—
Wood Products	-32	—	—	—	-27	110	—	—	-32	83	—
Other Operations	-57	—	—	—	219	—	—	—	-57	219	-30
Non-recurring items in operating profit, total	-257	8	—	—	95	110	—	—	-249	205	-61
Non-recurring items reported after operating profit 1)	6	—	—	101	10	—	—	—	107	10	136
Non-recurring items reported in taxes 2)	-16	—	58	—	284	—	235	—	42	519	—
Non-recurring items, total	-267	8	58	101	389	110	235	—	-100	734	75

Operating profit, excl. non-recurring items	186	157	11	173	99	137	87	99	527	422	407
% of sales	7.2	7.0	0.5	7.6	4.1	5.6	3.5	4.0	5.6	4.3	4.2
Profit before tax, excl. non-recurring items	160	141	-50	148	80	121	79	61	399	341	350
% of sales	6.2	6.3	-2.2	6.5	3.3	4.9	3.2	2.5	4.3	3.5	3.6
Earnings per share, excl. non-recurring items, €	0.22	0.19	-0.07	0.20	0.10	0.19	0.11	0.09	0.54	0.49	0.49
Return on equity, excl. non-recurring items, %	5.9	5.3	neg.	5.6	3.0	5.5	3.4	2.7	3.8	3.4	3.6
Return on capital employed, excl. non-recurring items, %	6.5	6.0	neg.	6.1	4.0	5.6	4.0	3.7	4.5	4.3	4.6

1)	Non-recurring items in the first quarter of 2005 include net gains of € 89 million on sales of listed shares and € 12 million from the valuation of associated companies, and in the fourth quarter gains of € 9 million from the sale of associated companies together with € -3 million from the valuation of associated companies. The € 10 million non-recurring income shown for 2004 relates to changes in the Finnish employees’ pension scheme (TEL) in associated companies.
2)	Non-recurring items for the second quarter of 2005 comprise € 58 million in deferred tax assets booked on the losses made by UPM’s Canadian operations and for the fourth quarter € 16 million relating to the tax status of an associated company. Non-recurring items for 2004 consist of a reduction of € 235 million in deferred tax liabilities in Finland and € 284 million in Germany.

Changes in property, plant and equipment

€m	1-12/ 2005	1-12/ 2004
Book value at beginning of period	7,621	8,125
Acquired companies	6	4
Capital expenditure	671	568
Decreases	-118	-67
Depreciation and impairment charges	-1,049	-955
Translation difference and other changes	185	-54
Book value at end of period	7,316	7,621

Commitments and contingencies

€m	31.12.2005	31.12.2004
Own commitments
Mortgages	94	111

On behalf of associated companies and joint ventures
Guarantees for loans	18	44

On behalf of others
Guarantees for loans	2	3
Other guarantees	6	7

Other own commitments
Leasing commitments for the next 12 months	25	23
Leasing commitments for subsequent periods	70	82
Other commitments	61	38

Capital commitments

€m	Completion	Total cost	By 31.12.2004	1-12/ 2005	After 31.12.2005
Nordland PM3, rebuild	June 2006	83	—	33	50
New power plant, Chapelle Darblay	March 2007	75	—	28	47
New power plant, Shotton	November 2006	62	—	34	28
New plant, Raflatac, China	January 2007	34	—	—	34
Tervasaari PM8, additional capacity	February 2006	64	13	30	21

Notional amounts of derivative financial instruments

€m	31.12.2005	31.12.2004
Currency derivatives
Forward contracts	4,552	3,358
Options, bought	—	—
Options, written	—	—
Swaps	588	577
Interest rate derivatives
Forward contracts	2,609	4,446
Options, bought	—	—
Options, written	—	139
Swaps	2,856	2,747
Other derivatives
Forward contracts	16	8
Swaps	38	47

Related party (associated companies and joint ventures) transactions and balances

€m	1-12/ 2005	1-12/ 2004
Sales to associated companies	43	50
Purchases from associated companies	428	539
Non-current receivables at end of period	4	11
Trade and other receivables at end of period	21	20
Trade and other payables at end of period	19	132

Key exchange rates for the euro at end of period

	31.12.2005	30.9.2005	30.6.2005	31.3.2005	31.12.2004	30.9.2004	30.6.2004	31.3.2004	31.12.2003
USD	1.1797	1.2042	1.2092	1.2964	1.3621	1.2409	1.2155	1.2224	1.2630
CAD	1.3725	1.4063	1.4900	1.5737	1.6416	1.5740	1.6343	1.5979	1.6234
JPY	138.90	136.25	133.95	138.44	139.65	137.17	132.40	126.97	135.05
GBP	0.6853	0.6820	0.6742	0.6885	0.7051	0.6868	0.6708	0.6659	0.7048
SEK	9.3885	9.3267	9.4259	9.1430	9.0206	9.0588	9.1451	9.2581	9.0800

New IFRS standards and revised IAS standards

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments:

Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after 1 January 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting in a reversal of a gain of € 26 million in the 2004 income statement to fair value reserve in equity.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after 1 January 2005 and applies to grants of shares, share options or other equity instruments that were granted after 7 November 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended 31 December 2004 and 31 December 2003 of € 12 million and € 6 million, respectively. The corresponding expense for the first quarter of 2005 is € 3 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after 31 March 2004. Goodwill related to acquisitions prior to 31 March 2004 continued to be amortized through 31 December 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to 31 March 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after 1 January 2005. Amortization of acquired goodwill in 2004 totalled € 100 million. These assets will not be amortized in 2005.

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. At its meeting on 25 June 2005, IASB voted to withdraw IFRIC 3.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31st, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations